

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 12, 2014

<u>Via E-mail</u>
William J. Caragol
Chief Executive Officer
PositiveID Corporation
1690 South Congress Avenue, Suite 201
Delray Beach, Florida 33445

>   **Re: PositiveID Corporation**
>   **Preliminary Information Statement on Schedule 14C**
>   **Filed October 17, 2014**
>   **File No. 001-33297**

Dear Mr. Caragol:

As of November 6, 2014, we completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

>   Sincerely,
>
>   /s/ Celeste M. Murphy for
>
>   Larry Spirgel
>   Assistant Director
>
>   Sincerely,
>
>
>
>   Larry Spirgel
>   Assistant Director

cc: <u>Via E-mail</u>
       Greg Jaclin, Esq.
       Szaferman Lakind Blumstein & Blader, PC